Exhibit 99.2

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-160443 and 333-164822) and Form S-8 (Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090) of Orckit Communications Ltd. of our report dated February 22, 2010 relating to the consolidated financial statements as of and for the year ended December 31, 2009, which appears in this Form 6-K.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
February 22, 2010	Certified Public Accountants (Isr.)